Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We consent to the incorporation by reference in the registration statement (No. 333-56904) on Form S-8 of Westmoreland Coal Company of our report dated June 27, 2005 relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan as of December 31, 2004 and 2003, and the statement of changes in net assets available for distribution to participants for the year ended December 31, 2004 and the related schedules, which report appears in the December 31, 2004 annual report on Form 11-K of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan.

KPMG LLP

Denver, Colorado
June 27, 2005